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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of March, 2002

                                  ViryaNet Ltd.
                 (Translation of registrant's name into English)


                                  ViryaNet Ltd.
                             5 Kiryat Hamada Street
                         Science Based Industries Campus
                                  Luz Building
                           P.O. Box 23052, Har Hotzvim
                             Jerusalem 91230, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    [X]           Form  40-F      [_]
                            -----------                   -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes      [_]               No       [X]
                        -----------                ----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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     Attached hereto are the Notice to Shareholders, Proxy Statement and Proxy
Card, which were sent by the Company to its shareholders on or about March 25, 2002 in connection with a Special General Meeting of Shareholders to be held on April 22, 2002.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         VIRYANET LTD.

Date:   March 26, 2002                   By: /s/ Winfried A. Burke
                                             ---------------------------------
                                         Name:  Winfried A. Burke
                                         Title: President and Chief Executive
                                                Officer




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                                  Exhibit Index

          Exhibit No.              Description
          -----------              -----------

              99.1                 Notice to Shareholders

              99.2                 Proxy Statement

              99.3                 Proxy Card